                                                                  EXHIBIT 99.4


INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     In considering the recommendation of the Board of Directors of the Company, stockholders of the Company should be aware that certain officers and directors of the Company have certain interests in the Transaction, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer. The Board was aware of these potential or actual conflicts of interest and considered them along with other matters described under 'SPECIAL FACTORS--Recommendation of the Board of Directors of the Company; Fairness of the Transaction.'

     Richard K. Davidson, who is the President of Parent and the Chairman and Chief Executive Officer of UPRR and MPRR, is a member of the Board of Directors of the Company and serves in such capacity as Purchaser's designee under the Stockholders Agreement (as defined below). Mr. Davidson was absent and did not vote at meetings of the Board held on February 28, March 9, and March 16, 1995. See 'SPECIAL FACTORS--Background of the Transaction.' As of March 23, 1995, the Purchaser owned 12,835,304 shares of Non-Voting Common Stock, which would, upon conversion, constitute 27.48% of the outstanding Shares on a fully diluted basis (assuming conversion of the shares of Non-Voting Common Stock into Shares and exercise of all outstanding Options).

     As of March 16, 1995, the executive officers and directors of the Company owned an aggregate of 230,527 Shares and held Options to purchase an aggregate of 932,505 Shares (whether or not exercisable). On such date, the Shares owned by executive officers and directors of the Company and the Options held by such persons (whether or not exercisable) together constituted 2.49% of the outstanding Shares on a fully diluted basis (assuming the conversion of the shares of Non-Voting Common Stock into Shares and exercise of all outstanding Options). If the Transaction is consummated, such persons will receive an aggregate of $8,068,445 in cash for their Shares and, in addition, an aggregate of $26,017,172 in cash with respect to the cancellation of Options assuming no such person receives rollover options on Parent common stock. See 'THE MERGER AGREEMENT--Compensation and Benefits' for a discussion of the treatment of Options in the Merger.

     The following table sets forth, as of March 16, 1995, the number of Shares and Options owned by, and the aggregate amounts to be received by, each executive officer and director of the Company who owns any Shares or Options, and all executive officers and directors of the Company as a group, pursuant to the Transaction. Other than the individuals named below, no executive officer or director of the Company owns any Shares.

                                                                                                          TOTAL
                                                                                                       CASH AMOUNT
                                                                                                          TO BE
NAME OF DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY                      SHARES      OPTIONS(4)       RECEIVED(5)
- -----------------------------------------------------------------------   -------     -----------     --------------
F. G. Bitter...........................................................         0        50,000        $    737,500
Richard K. Davidson(1).................................................         0             0                   0
Paul A. Lundberg.......................................................    13,997        32,125             983,638

James E. Martin(2).....................................................     3,000             0             105,000
James J. Mossman(2)(3).................................................    31,967             0           1,118,845
Harold A. Poling.......................................................       500             0              17,500
Robert Schmiege........................................................   153,192       466,895          18,957,702
Samuel K. Skinner(2)...................................................     4,137             0             144,795

                                                                                                          TOTAL
                                                                                                       CASH AMOUNT
                                                                                                          TO BE
NAME OF DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY                      SHARES      OPTIONS(4)       RECEIVED(5)
- -----------------------------------------------------------------------   -------     -----------     --------------
James R. Thompson(2)...................................................     4,237             0             148,295
Arthur W. Peters.......................................................         0       340,569          10,381,971
Dennis E. Waller.......................................................    19,497        42,916           1,490,371
                                                                          -------     -----------     --------------
All Executive Officers and Directors (11 persons)......................   230,527       932,505        $ 34,085,617

- ------------------
(1) Mr. Davidson is the President of Parent. Share data does not include the beneficial holdings of Parent or the Purchaser.

(2) Includes, for each of Messrs. Martin, Mossman, Skinner and Thompson, 4,137 shares held in the Director's Pension and Retirement Savings Trust (the 'Plan Trust') which are voted by each respective director but with respect to which such directors do not have the right of disposition. Such Plan Trust was established to hold Shares in connection with the Company's Directors' Pension and Retirement Savings Plan.

(3) Includes 27,830 Shares held through a limited partnership affiliated with Blackstone.

(4) Includes vested and unvested Options.

(5) Assumes all Options will be settled for cash.

     In December 1994, the Company entered into Change of Control Employment Agreements with Messrs. F. Gordon Bitter (Senior Vice President--Finance and Accounting), Paul A. Lundberg (Senior Vice President-- Services), James E. Martin (Executive Vice President--Operations), Arthur W. Peters (Senior Vice President-- Sales and Marketing) and Dennis E. Waller (Senior Vice President--Engineering and Equipment) and twenty-two other employees of the Company who are not executive officers. Each such agreement provides for, among other things: (i) a three-year employment period, beginning on the date of a Change of Control (as defined in such agreements), at an annual base salary equal to at least 12 times the highest monthly salary payable during the 12-month period immediately preceding the Change of Control; (ii) a guaranteed annual bonus; and (iii) continued participation in the incentive, savings, retirement, welfare and other fringe benefit plans sponsored by the Company. If the executive's employment is terminated by the Company (other than for Cause (as defined in such agreements) or by reason of the executive's death or disability), or if the executive terminates employment for Good Reason (as defined in such agreements), the executive will receive: (i) annual base salary, guaranteed bonus and accrued vacation pay through the date of termination; (ii) previously deferred and unpaid compensation; (iii) an amount equal to three times the sum of the executive's base salary and annualized guaranteed bonus in the year in which the termination occurs; (iv) reimbursement for benefits which would have accrued in three more years and for unvested benefits forfeited under the Company's Supplementel Pension Plan as a result of termination; and (v) continuation of all medical, life insurance and other welfare benefits for a period of three years from termination. Payments under each of such agreements will be reduced to the extent it is determined that any portion thereof would be nondeductible under Section 280G of the Internal Revenue Code of 1986, as amended (the 'Code'), as an 'excess parachute payment.' If payments equal to or in excess of 300% of the executive's 'base amount' (generally the average annual compensation received by the executive over his five most recent tax years) are made to the executive, then all amounts in excess of 100% of the executive's base amount generally constitute 'excess parachute payments' for purposes of the Code. It is anticipated that the payments made to the executive officers under the Change of Control Employment Agreements after reduction for the portions of
(i) the amount of the prorated guaranteed bonus and (ii) the payments made under the Merger Agreement with respect to the value of the executive's unvested options, all as determined by the Company under the proposed regulations issued by the Internal Revenue Service under Code Section 280G, are $437,112 for Mr. Bitter, $456,302 for Mr. Lundberg, $1,181,172 for Mr. Martin, $1,212,549 for Mr. Peters, $431,648 for Mr. Waller and $11,865,054 for all officers with Change of Control Employment Agreements.

     Pursuant to the Merger Agreement, the Company will, after the Effective Time, pay bonuses under its Bonus Plan in an amount determined by projecting to December 31, 1995, its performance through the date of closing and prorating the resulting bonus amounts to the date of closing. The following bonus payments would be made pursuant to the Bonus Plan if the Effective Time were May 1, 1995:
Mr. Schmiege, $150,000; Mr. Bitter, $91,667; Mr. Lundberg, $75,000; Mr. Martin, $91,667; Mr. Peters, $96,073; Mr. Waller, $75,000; and $1,094,899 for all
officers with Change of Control Employment Agreements.

     Under the Merger Agreement, Parent has agreed to cause the Surviving Corporation to honor the Change of Control Employment Agreements. In some instances individual employees may enter into employment agreements with Parent or one of its affiliates pursuant to which the rights to payments under the Change of Control Employment Agreements are extinguished.

     In addition, under the Merger Agreement, Parent has agreed that each individual officer with a Change of Control Employment Agreement whose employment terminates under the Change of Control Employment Agreement as described in the third preceding paragraph above and who (i) agrees to receive a lump sum payment in cash of all benefits such officer is entitled to upon termination of employment under the Change of Control Employment Agreement, (ii) agrees to the amendment of the Stockholders Agreements, dated March 30, 1992 and

June 21, 1993 and the Registration Rights Agreement, dated July 14, 1989 to provide for their termination and to waive all rights which such officer may have under such agreements and (iii) waives any claims which such officer may have against the Company (other than any rights such officer may have to benefits under the Company's benefit plans and any rights such officer may have to indemnification by the Company as provided in the Merger Agreement as described in 'THE MERGER AGREEMENT') will receive a separate payment ('Separate Payment') from the Company in an amount equal to the product of $15.0 million and a fraction, the numerator of which is such officer's individual 1995 annualized compensation (current salary and maximum bonus) and the denominator of which is the total 1995 annualized compensation (current salary and maximum bonus) of all officers with Change of Control Employment Agreements. As a result of the receipt by an executive of a Separate Payment in addition to the payments under such executive's Change of Control Employment Agreement, portions of the total payments to such executive could constitute 'excess parachute payments,' resulting in non-deductibility of such 'excess parachute payments' to the Company and imposition with respect thereto of a 20% excise tax on the executive.

     If the following executive officers have such a termination of employment under the Change of Control Employment Agreements and agree to the conditions identified for the receipt of the Separate Payments, it is anticipated that such officers would receive Separate Payments in the following amounts: Mr. Bitter, $1,079,220; Mr. Lundberg, $882,998; Mr. Martin, $1,079,220; Mr. Peters,
$1,131,101, Mr. Waller; $882,998; and all officers with Change of Control Employment Agreements (including the five identified officers), $15,000,000. Officers who enter into employment agreements with Parent or one of its affiliates will not receive Separate Payments.

     Subject to the employee consenting to the cancellation of his Options, if consent is required by the terms of the Option (whether or not currently exercisable), all outstanding Options under the Company's 1989 Equity Incentive Plan for Key Employees, 1992 Equity Incentive Plan, and 1994 Equity Incentive Plan (the 'Option Plans') and certain Rollover Option Agreements will be cancelled by the Company at the Effective Time. Options which have been cancelled on exercise of limited stock appreciation rights will not be considered outstanding for this purpose. In consideration for the cancellation of his or her Options, each employee will receive payment with respect to each Share with respect to which the employee holds an Option in the amount of the excess of the Offer Price over the exercise price. Employees of the Company whom Parent or its affiliates have agreed to employ will be permitted to make an advance election, in lieu of receiving a cash payment, to exchange their Options for options with respect to common stock of Parent having in the aggregate substantially the same terms and conditions, but without reload or change in control features, as the Company Options exchanged therefor. If cash is received in respect of all of their Options, the executive officers and all officers with Change of Control Employment Agreements would receive the following payments as consideration for the cancellation of their Options: Mr. Schmiege, $13,595,982; Mr. Bitter, $737,500; Mr. Lundberg, $493,743; Mr. Martin, $0; Mr. Peters, $10,381,971; Mr. Waller, $807,976; and all executive officers, $26,017,172.

     In addition, in connection with the retention of Mr. James Martin as Executive Vice President--Operations of the Company, effective May 2, 1994, Mr. Martin, received a payment of $125,000 at the time of his retention, and, based on the recommendation at that time of the Chief Executive Officer of the Company, is expected to receive in addition to his normal compensation, a service bonus of $125,000 when he retires.

     Parent has also agreed in the Merger Agreement that all rights to indemnification existing in favor of present or former directors, officers, employees and agents of the Company or any of its subsidiaries as provided in the Company's Restated Certificate of Incorporation or By-Laws or the certificate or articles of incorporation, by-laws or similar documents of any of the Company's subsidiaries as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time will survive the Merger and will continue in full force and effect. In addition, the Merger Agreement provides that subject to certain limitations, Parent will cause to be maintained in effect for not less than six years from the consummation of the Offer the current directors' and officers' liability insurance policies maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous) with respect to matters occurring prior to the Effective Time. See 'THE MERGER AGREEMENT--Directors' and Officers' Insurance and Indemnification.'

     Following execution of the Merger Agreement, Parent approved an arrangement under which, after the Effective Time, Parent will contribute to charities of Mr. Schmiege's choice, in honor of Mr. Schmiege, an aggregate of $1,500,000, payable over five years.